

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2017

Deep Kalra
Group Chairman and Group CEO
MakeMyTrip Limited
Tower A, SP Infocity, 243,
Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India

> **Re:** **MakeMyTrip Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2016**
> **Filed June 14, 2016**
> **File No. 001-34837**

Dear Mr. Kalra:

We have reviewed your April 14, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2017 letter.

Results of Operations

Fiscal Year 2016 Compared to Fiscal Year 2015, page 69

Marketing and Sales Promotion Expenses, page 70

1. We note your response to previous comment 2 and the three different components of cash incentives and loyalty programs namely cash back incentives, upfront cash incentives and E-wallet loyalty program. In that regard, please explain to us in further detail the nature of each of these arrangements including whether you are the agent or primary obligor in the related triggering sale transactions. For example, you described the cash back incentives program in which you share costs with various banks; however, you did not provide details about the

Deep Kalra
MakeMyTrip Limited
April 28, 2017
Page 2

rights and obligations of the different parties involved in the promotional transactions. In addition, please provide us the authoritative accounting literature you relied upon to support your accounting for each of three incentive programs in the negative revenue situation when you are the agent or the primary obligor.

Certain Non-IFRS Measures, page 70

2. Refer to our previous comment 3. Your current proposed revised disclosure regarding why each non-IFRS measure is meaningful to investors is insufficient. Specifically, your discussion of the usefulness to investors of Revenue less service cost discusses how and why you use the measure, but does not include the reasons why the measure is useful to investors. Further, your discussion of adjusted operating profit (loss), adjusted net profit (loss), and adjusted diluted earnings (loss) per share that says these measures "provide investors and analysts useful supplementary information to the Company's net results" is overly general in nature. Please revise to discuss, in more detail, why each measure is useful to investors.

You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure